UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69729 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARKADIOS CAPITAL

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 EAST PACES FERRY ROAD, SUITE 1000
(No. and Street)

| ATLANTA | GA | 30305 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 678-679-8639
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name – *if individual, state last, first, middle name*)

| 505 NORTH MUR-LEN ROAD | OLATHE | KANSAS | 66062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAVID MILLICAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARKADIOS CAPITAL, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA ZARRABI
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 13, 2022
COBB COUNTY, GEORGIA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ARKADIOS CAPITAL LLC**
**FINANCIAL STATEMENTS AND SCHEDULES**

**For the Year Ended**
**December 31, 2019**
**With Report of Registered Public Accounting Firm**

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Arkadios Capital LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arkadios Capital LLC as of December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arkadios Capital LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Arkadios Capital LLC's management. Our responsibility is to express an opinion on Arkadios Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arkadios Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Arkadios Capital LLC's auditor since 2017.

Olathe, Kansas
February 26, 2020

**ARKADIOS CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2019**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 943,340 |
| Deposit with clearing broker | | 100,000 |
| Financial instruments owned, at fair value | | 164,453 |
| Accounts receivable with clearing broker | | 1,141,488 |
| Accounts receivable | | 268,831 |
| Property and equipment, at cost, less accumulated depreciation and amortization of $64,425 | | 184,916 |
| Prepaid expenses and other assets | | 589,510 |
| Total assets | $ | 3,392,538 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 191,718 |
| Commissions payable | | 446,327 |
| Due to clearing broker | | 29,634 |
| Due to Bond Group | | 800,000 |
| Financial instruments owned, short | | 16,457 |
| Contingent liability | | 50,000 |
| Total liabilities | | 1,534,136 |
| Member's equity | | 1,858,402 |
| Total liabilities and member's equity | $ | 3,392,538 |

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Description of Business**: Arkadios Capital LLC (the "Company"), a Georgia Limited Liability Company organized in November 2015, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 17, 2016.

The Company was previously known as MSY Securities, LLC, a Georgia limited liability company. The Company adopted the new name of Arkadios Capital LLC effective November 21, 2016.

The Company is wholly-owned by Arkadios Holdings, Inc. (the "Parent").

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (the "clearing broker") on a fully disclosed basis. The Company's customers are located throughout the United States.

**Income Taxes**: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

**Basis of Preparation:** Financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

**Estimates**: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

**Cash and Cash Equivalents**: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Securities Transactions**:  Customer's securities transactions are reported on a trade date basis.

**Date of Management's Review**:  Management has assessed subsequent events through February 26, 2020, the date the financial statements were available to be issued and concluded no events or transactions occurred during that period requiring recognition or disclosure.

**Revenue Recognition**:  On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.  Services within the scope of ASC 606 include investment advisory, investment brokerage, and mutual fund and 12b1-fees.

**Revenue from Contracts with Customers**:  The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted monthly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it.  The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

The Company elected the modified retrospective approach of adoption.

**Mutual Funds:**  Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value, the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

**Principal Trading Revenue:**  Principal transactions include revenues from customers' purchases and sales of financial instruments, including fixed income and municipal securities, in which we transact on a principal basis. To facilitate such transactions, we carry inventories of financial instruments. The gains and losses on such inventories, both realized and unrealized, are reported as principal trading revenues.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,012,914, which was $912,914 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.45 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker and that minimum net capital of $250,000 be maintained. The Company was in compliance with respect to this agreement as of December 31, 2019.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent. Under the agreement the Company pays the Parent monthly fees for use of office facilities. The amount expensed in the financial statements for 2019 under the arrangement is approximately $207,000.

The Company receives reimbursed expenses from a related party. The amount recorded as income in the financial statements for 2019 is approximately $60,000.

NOTE F - PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

| December 31, 2019 | |
| --- | --- |
| Website, at cost | $ 15,754 |
| Computer equipment, at cost | $ 70,309 |
| Furniture equipment, at cost | $ 161,279 |
| Accumulated depreciation | (62,425) |
| Property and equipment, net | $ 184,917 |

The Company uses the straightline depreciation method over the useful life of the asset. Depreciation expense for the year ended December 31, 2019 amounted to $50,238.

NOTE G - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or· cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value heirarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

| | Fair Value Measurements 2019 | Level 1 Valuation | Level 2 Valuation | Level 3 Valuation |
|---|---|---|---|---|
| Securities owned, municipal bonds | $ 164,453 | - | 164,453 | - |
| Total | $ 164,453 | - | 164,453 | - |

The fair value of these Level 2 securities is based on a market approach with prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

There were no transfers between level 1 and level 2 during the year.

NOTE H - CONTINGENCIES AND CLAIMS


The Company carries a contingent liability for an arbitration.

NOTE I - NOTE PAYABLE

The Company entered into a Promissory Note. The note gives the Company the option to borrow up to one million five hundred thousand dollars. The outstanding principal amount shall bear interest at the rate of 5% per year. As of December 31, 2019, the Company borrowed eight hundred thousand dollars on the note.

NOTE J - NEW ACCOUNTING PRONOUNCEMENT


In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.


NOTE K - ACCOUNTS RECEIVABLE


Accounts receivable consist of commission receivable from clearing broker and other trade receivables. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
**505 NORTH MUR-LEN ROAD**
**OLATHE, KANSAS 66062**

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Arkadios Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Arkadios Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arkadios Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Arkadios Capital LLC stated that Arkadios Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arkadios Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arkadios Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 26, 2020



ARKADIOS
— CAPITAL —

309 E. Paces Ferry Rd. | Suite 1000 | Atlanta GA 30305
Office | 404.445.0035

February 26, 2020

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, KS 66062
(913) 782-9530

Attention: David Lundgren

Arkadios Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2018 through December 31, 2018 without exception.

I, David Millican affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:__________________________

Title: CEO

Date: February 26, 2020

Arkadios Capital
Member FINRA/SIPC